UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated August 23, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater” or “the Group” or “the Company”)
Delaware Court of Chancery rules in favour of Sibanye-Stillwater in dissenting shareholder action
Johannesburg, 23 August 2019. Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is
pleased to advise that the Court of Chancery of the State of Delaware in the United
States of America (the Court), in a Memorandum Opinion dated August 21, 2019, has ruled in favour of the Company in the appraisal action brought by a group of minority of shareholders (the Dissenting shareholders) of the Stillwater Mining Company (Stillwater), following the acquisition of Stillwater by the Company in May 2017 for a cash consideration of US$18 per Stillwater share.
In terms of the ruling, the Dissenting shareholders (together owning approximately 4.5%
of Stillwater shares outstanding at the time) will receive the same US$18 per share consideration originally offered to, and accepted by other Stillwater shareholders, plus interest. The remaining payment of approximately US$21 million due to the Dissenting shareholders has been fully provided for by Sibanye-Stillwater and therefore no adjustment to the provision is required.
These Court proceedings are thus concluded, subject to any further proceedings required in the trial court to finalize a judgment and any appeals that may be lodged.
CEO, Neal Froneman commenting on the positive Court ruling said: “We are extremely pleased with the outcome of the court proceedings, which confirms our decision to defend the Company against opportunistic legal action. We will continue to protect the interests of our stakeholders against short-term, self-interest and opportunism.”
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
Ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: August 23, 2019
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer